Exhibit 99.1

G Medical Innovations to announce receiving of 2 (two) granted patents from the USPTO for its Prizma care and other physiological sensors developed by the company.

Irvine, California, Dec. 05, 2022 (GLOBE NEWSWIRE) – G Medical Innovations Holdings Ltd. (NASDAQ: GMVD) (the “Company” or “G Medical Innovations”) today announced that it received 2 (Two) granted patents from the United States Patent and Trademark office for its monitoring products marketed in the U.S. market.

The granted patents are:

●	METHOD, DEVICE AND SYSTEM FOR NON-INVESIVELY MONITORING PHYSIOLOGICAL PARAMETERS

This patent integrates sensing mechanism that allows the monitoring system to analyze the sensing condition (pressure, ambient temperature, light, conductivity, etc.) prior to performing and during continuous monitoring of physiological signals from the body. This allows higher and more accurate sensing that results in reducing false positive reading including false alarms.

●	JACKET FOR MEDICAL MODULE

The patent harness the traditionally use smartphone flip case concept and convert it to a medical case allowing consumers and patients to carry their Smartphones and monitoring device together, ensuring the ability of monitoring vital signs and other parameters, Anywhere, Anytime.

Obtaining these patents places the company at the forefront of the industry and guarantees the company a significant advantage over its competitors regarding the capability of accurately monitoring consumers and patients.

This will allow the company to increase the attractiveness of its products, boost its market activity and achieve a bigger market share.

About G Medical Innovations:

G Medical Innovations Holdings Ltd. is a healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing a multi-channel patient-worn biosensors, with algorithms for real time analysis and transmission that captures electrocardiography (i.e. ECG) data continuously, including QT Syndrome Prolongation Detection. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (i.e. IDTF) monitoring services and private monitoring services.

Visit https://gmedinnovations.com/.

Forward-Looking Statement:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical is using forward-looking statements when it discusses the 2 (two) granted patents from the USPTO, expected an increase of the attractiveness of its products, boost its market activity and achieve a bigger market share. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical Innovations could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties.Except as otherwise required by law, G Medical Innovations undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investors Relations Contact:

G Medical innovations
service@gmedinnovations.com